Twisted Escape Room LLC

Video Transcript

Twisted Escape Room - MainVest Campaign

Available at https://www.youtube.com/watch?v=lLLkte66-u8 (last accessed Jan. 28, 2019, 1:54PM).

Hi, I'm Abby O'Leary and I'm the Creative Head at Twisted Escape Room. And I'm Jon Griffin and I am the Tech Advisor for Twisted Escape Room.

Abby is super creative. She has a great background in set design and theatrical makeup, special effects, and all sorts of stuff like that. She built a creative team and is a great manager for them. Working carefully to figure out what projects we can tackle in what order to make sure that we can build amazing experiences. And she and her team have built a submarine and they built an underwater wreck, and they look awesome.

I've known Jon now for about five years, and I do have to say that he is one of the most dedicated and just overall amazing people that I have ever met. When he puts his mind to it, he can do anything. He has done things with computers that I cannot even begin to describe to you. He is just a really stellar person in general. The fact that he can make our dreams the way that he does, and he has put so much time and effort into the Escape Room. It just blows my mind. Anytime I have a problem, anytime I need any help, Jon is right there to help me. And it's really, really nice. I wouldn't want to partner with anyone else.

THE TWISTED EXPERIENCE

So this is 'Submerged,' the first experience we've built at Twisted Escape Room. It's the story of taking a submarine to explore an underwater wreck. Abby and the creative team have transformed what was once an office space into another world and I can't wait to show you. Alright, so this is Submerged.

When we started this was a purple and green room and I think we did a pretty decent job at transforming it into a submarine!

The art team has done an amazing job with this space. This has the look and feel of a wreck. And customers love it. They gush at how awesome it is. And Twisted Escape wants to take that to the next level and bring more experiences to the Salem location.

THE FUTURE

So I'm super excited to show you our next room. It is currently under construction but we've been working on it for a couple months now. It is 'Hysteria'! Cause we're based in Salem, MA, we had to do it. This is a historically accurate, or as historically accurate as we could possibly make it, Salem Witch Trial Room.

The other room is a Rabbit Hole. We're hoping to get that online sometime soon. And it is colorful and bright, and I am very, very excited for that as well.

We've built one experience, Submerged, and we want to scale that up to three. We have plans to build a Salem Witch Trials and a colorful, bizarre Rabbit Hole experience. And that is what the opportunity is in front of us. To take what we've done and take it to the next level.

We are so excited for Twisted Escape Room. We truly 100% believe that it can be wonderful and that we can give a fully immersive, top-line experience to everybody who comes in. So far, seeing the people and their reactions and who has come in and who has played our rooms and just how joyful they are at the end of it. It makes me believe that we can do this. So that is what we are looking for. We want to bring the Twisted Escape Room experience to people. Stay Twisted!

CUSTOMER INTERVIEW

Alright so this is an awesome escape room. I'll be honest, I've done a lot and I'm a little disgusted that I just lost. But I've also gotta give like props to you guys cause this room is friggin' awesome, and I like a challenge, and I failed, but that's OK!

We've been thoroughly flummoxed!

Make a new room so we can come back! And win!

Thanks so much!